

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 10, 2015

Stephen R. Brunner
President, Chief Executive Officer and Chief Operating Officer
Sanchez Production Partners LP
1000 Main Street, Suite 3000
Houston, TX 77002

   **Re:**  **Sanchez Production Partners LP**
       **Form 10-K for the Fiscal Year ended December 31, 2014**
       **Filed March 5, 2015**
       **File No. 1-33147**

Dear Mr. Brunner:

  We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Business, page 1

Proved Oil, Natural Gas and Natural Gas Liquids Reserves, page 4

1.  You disclose that 94% of your proved undeveloped locations are "scheduled to be drilled within the next five years."  However, disclosures made pursuant to Item 1203(d) of Regulation S-K should clarify the circumstances under which reserves have remained undeveloped for five years or more since initial disclosure, based on the definitions in Rule 4-10(a)(31)(ii) of Regulation S-X.  Please clarify for us the extent to which your undeveloped reserves as of December 31, 2014 were not scheduled to be developed within five years of initial disclosure of these reserves.

2.  We note your disclosure indicating 6% of the proved undeveloped reserves as of December 31, 2014 are scheduled to be drilled more than five years after the date of the report, in 2020 as part of a "continuous capital program," although without clarifying the

percentage of reserves that would not be developed within five years of their initial disclosure.  In connection with the details requested in the preceding comment, please also refer to the answer to Question 131.03 in our Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us the specific circumstances that you believe justify a period longer than five years from the initial disclosure date to develop your reserves.  You may find the C&DIs on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

3. Based on the tabular disclosure provided on page 4, there appears to be a material change in proved undeveloped reserves compared to the disclosure of such reserves as of December 31, 2013.  Under Item 1203(b) of Regulation S-K you are required to disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves that were converted to developed reserves.

Please expand your disclosure to provide both a tabulation and narrative explanation for the net changes in proved reserve quantities relating to revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed, including sufficient details to reconcile and understand the overall change in net reserves.

4. Please expand your disclosure to include the information required under Item 1203(c) of Regulation S-K, regarding "…investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures."  This should include a discussion of the progress you have made during the year to convert your proved undeveloped reserves to developed and quantify the capital expenditures incurred to convert these reserves during this time.

Supplemental Information on Oil and Natural Gas Producing Activities (Unaudited), page 69

5. We note that on page 70 you disclose $5.9 million of development costs incurred during 2014, which differs from the $18.1 of development costs incurred during 2014 as disclosed on page 72.  Please tell us why these amounts differ and revise as necessary to clarify.  Please also describe the reasons for any material changes in your estimated future development costs to convert proved undeveloped reserves on a per Mcfe basis, as the disclosures in Note 15 indicate these decreased from December 31, 2013, when such costs were $3.22 per Mcfe ($40,694/12,625 Mmcfe), to December 31, 2014, when they were $2.30 per Mcfe ($57,741/25,129Mmcfe).

<u>Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Gas
Reserves, Including a Reconciliation of Changes Therein, page 71</u>

6.      We note language in Exhibit 99.1 indicating the capital costs used in the report do not
        include any salvage value for the lease and well equipment or the cost of abandoning the
        properties.  However, the disclosure that you have provided in conjunction with the
        standardized measure on page 71 indicates your asset retirement obligations are included
        within future production and development costs.

        Tell us the amounts of future abandonment costs, reasons for differences between your
        disclosure and the third party engineer report, and your view on the materiality of any
        differences in such costs.  If you require further clarification, please refer to the guidance
        provided by the Division of Corporation Finance to companies engaged in oil and gas
        producing activities in a letter dated February 4, 2004, available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

<u>Exhibit 99.1</u>

7.      The reserves report indicates your estimates of proved undeveloped reserves for certain
        locations would generate positive future net revenue but have negative present worth
        when discounted at 10 percent based on year-end constant prices and costs.

        Please quantify for us and expand your disclosure to provide the total number of locations
        and net proved reserve amounts as of December 31, 2014 pursuant to FASB ASC 932-
        235-50-10.  Also refer to Rule 4-10(a)(31)(ii) of Regulation S-X and to Question 131.04
        in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and
        updated May 16, 2013, and clarify the extent to which all such locations are part of a
        development plan that has been adopted by your management indicating these wells are
        scheduled to be drilled within five years of initial disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require.  Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

•       the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•       staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or in his absence, John Cannarella, Staff Accountant, at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters.  For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources